                         METLIFE INSURANCE COMPANY USA

                                 FIXED ANNUITY
                           (STRATEGIC VALUE ANNUITY)
The MetLife Insurance Company USA Fixed Annuity is a flexible premium group deferred Annuity Contract (the "Contract" and/or "Certificates") which provides a guaranteed fixed rate of return for Your investment. We offer the Contract to employers for use with retirement Plans and programs that qualify for favorable federal tax treatment. WHERE PERMITTED BY STATE LAW, WE RESERVE THE RIGHT TO RESTRICT PURCHASE PAYMENTS INTO THE CONTRACT. If You Surrender Your Contract, Your Cash Value may be subject to a Market Adjusted Value calculation and Surrender charges.

This Contract is available to the following Plans: Section 403(b), Section 401(a), Section 401(k), Section 403(a) and Section 457(b).

This prospectus explains:

   o   the Contract and Certificate;

   o   MetLife Insurance Company USA -- RISK (SEE PAGE 6);

   o   the interest rates;

   o   Surrenders and partial Surrenders;

   o   Surrender charges;

   o   Market Adjusted Value;

   o   death benefit;

   o   Annuity Payments;

   o   other aspects of the Contract.


The group Annuity Contracts may be issued to employers on an unallocated or allocated basis. Under an unallocated Contract, Cash Value records are kept for a Plan or group as a whole. Under an allocated Contract, Cash Value records are kept for You as an individual. This Contract is issued by MetLife Insurance Company USA. The Company is located at 11225 North Community House Road, Charlotte, NC 28277. The telephone number is 1-800-842-9406. MetLife Investors Distribution Company, 1095 Avenue of the Americas, New York , NY 10036, is the principal underwriter and distributor of the Contracts.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MUTUAL FUNDS, ANNUITIES AND INSURANCE PRODUCTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.



                          PROSPECTUS DATED MAY 1, 2015

HOME OFFICE -- The principal executive offices of MetLife Insurance Company USA located at 11225 North Community House Road, Charlotte, NC 28277.

INDIVIDUAL ACCOUNT -- Cash Value credited to a Participant or Beneficiary under this Contract.

MARKET ADJUSTED VALUE -- The current value as of the date of discontinuance and also reflects the relationship, at the time of Surrender, between the then-current Guaranteed Interest Rate for a Guarantee Period and the Guaranteed Interest Rate that applies to Your Contract.

MATURITY DATE -- The date on which the Annuity Payments are to begin.

PARTICIPANT -- An eligible person who is a member in Your Plan.

PLAN -- The Plan or the arrangement used in a retirement plan or program whereby the Purchase Payments and any gains are intended to qualify under Sections 401, 403(b) or 457 of the Code.

PLAN ADMINISTRATOR -- The corporation or other entity so specified on the application or purchase order. If none is specified, the Plan Trustee is the Plan Administrator.

PLAN TERMINATION -- Termination of Your Plan, including partial Plan Termination, as determined by Us.

PLAN TRUSTEE -- The trustee specified in the Contract specifications.

PREMIUM TAX -- The amount of tax, if any, charged by the state or municipality. Generally, We will deduct any applicable Premium Tax from the Cash Value either upon Surrender, annuitization, death, or at the time a Purchase Payment is made, but no earlier than when We have the liability under state law.

PURCHASE PAYMENTS -- The premium payments applied to the Contract less any Premium Taxes if applicable.


QUALIFIED CONTRACT -- A Contract used in a retirement Plan or program that is intended to qualify under Sections 401(a), 401(k), 403(a), 403(b), or 457(b) of the Code.


SEPARATION FROM SERVICE -- The termination or permanent severance of a Participant's employment with the employer for any reason that is a Separation from Service within the meaning of the Plan. However, termination of a Participant's employment with the employer as a result of the sale of all or part of the employer's business (including divisions or subsidiaries of the employer) will not be considered Separation from Service unless the Participant actually loses his/her job or is not immediately included in a pension or profit sharing plan of the successor employer.

SURRENDER -- Funds distributed from the Contract or certificate for retirement, Separation from Service, loans, hardship withdrawals, death, disability, return of Excess Plan Contributions, payment of certain Plan expenses as mutually agreed upon, Contract discontinuance, or transfers to other Plan funding vehicles. Such Surrender may or may not be subject to Surrender charges and the Market Adjusted Value calculations.

VALUATION DATE -- A date on which the Contract is valued.

WRITTEN REQUEST -- Written instructions or information sent to Us in a form and content satisfactory to Us and received in good order at Our Home Office.

YOU, YOUR -- In this prospectus, depending on the context, "You" is the owner of the Contract or the Participant or Annuitant for whom money is invested under certain group arrangements. In cases where We are referring to giving instructions or making payments to Us for qualified Contracts "You" means the trustee or employer. Under certain group arrangements where the Participant or Annuitant is permitted to choose among investment options under the Plan, "You" means the Participant or Annuitant who is giving Us instructions about the investment options under the Plan. In connection with a Plan Termination, as of the date of the Contract or cash distribution under such Plan Termination, "You" means the Participant who has received such Contract or cash distribution.

YOUR ACCOUNT -- Cash Value attributed to Purchase Payments plus interest credited to You under this Contract.

We offer a variety of fixed and variable Annuity contracts. They offer features, including variable investment options, fees and/or charges that are different from those described in this prospectus. Upon request, Your agent can provide You with more information about those Contracts.



WHEN A MARKET ADJUSTED VALUE CALCULATION AND SURRENDER CHARGES APPLY-- GENERAL
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If Your Contract Value is subject to both a Market Adjusted Value calculation and a Surrender charge, the Market Adjusted Value calculation will be applied first. A Surrender charge will generally apply if You make a partial or full surrender of Your Contract. However, a surrender charge will not be applied to transfers from Your Contract made to Approved Products within Your Plan. If You make a transfer from Your Contract to Approved Products not issued by Us You will be subject to Surrender charges. (See "Surrenders.") A Market Adjusted Value calculation will generally apply to Contract discontinuations. (See "Contract Discontinuation and Market Adjusted Value.")



                         THE INSURANCE COMPANY -- RISK
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MetLife Insurance Company USA is a stock life insurance company originally chartered in Connecticut in 1863 and currently subject to the laws of the State of Delaware. The Company was previously known as MetLife Insurance Company of Connecticut but changed its name to MetLife Insurance Company USA when it changed its state of domicile from Connecticut to Delaware on November 14, 2014. The Company is licensed to conduct business in all states of the United States, except New York, and in the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and financial services to individuals and institutional customers.


Benefit amounts are paid from Our General Account and are subject to the financial strength and claims paying ability of the Company and Our long term ability to make such payments and are not guaranteed by any other party. We issue other Annuity contracts and life insurance policies where We pay all money We owe under those contracts and policies from Our General Account. We are regulated as an insurance company under state law, which includes, generally, limits on the amount and type of investments in its General Account. However, there is no guarantee that We will be able to meet Our claims paying obligations; there are risks to purchasing any insurance product. You may Surrender Your Contract at any time before the Maturity Date, but the Cash Value may be subject to a Surrender charge and/or a Market Adjusted Value calculation that may increase or decrease the amount payable upon Surrender.


The Company's Home Office is located at 11225 North Community House Road, Charlotte, NC 28277. The office that administers Your Contract is located at 4700 Westown Parkway, Ste. 200, West Des Moines, Iowa 50266.



                                  THE CONTRACT
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APPLICATION AND PURCHASE PAYMENTS


You may purchase a Contract through an authorized agent. The agent will send Your completed application or order to purchase, along with a minimum Purchase Payment of at least $1,000 for the Contract and $20 for each Certificate to Us, and We will determine whether to accept or reject Your application or order to purchase. If We accept Your application or order to purchase, one of Our legally authorized officers will prepare and execute a Contract within two business days after We receive that application or order. We then will send the Contract to You through Your sales representative.

We may:

   o   refuse to accept total Purchase Payments over $3 million;

   o contact You or Your agent if the application or order form is not properly completed; and/or

   o return Your entire application or order form and Purchase Payment within thirty days if not properly completed.

We sell the Contract for use with certain qualified retirement Plans. Please be aware that the Contract includes features such as tax deferral on accumulated earnings. Qualified retirement Plans provide their own tax deferral benefit. Please consult a tax adviser to determine whether this Contract is an appropriate investment for You. See Appendix A for information concerning qualified Plans.

You may make additional Purchase Payments of at least $1,000 ($20 per Certificate) at any time before the Maturity Date. We will apply any subsequent net Purchase Payment You make within two Business Days after We receive it.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which We receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled.


PURCHASE PAYMENTS -- SECTION 403(B) PLAN


The Internal Revenue Service ("IRS") announced regulations affecting Section 403(b) Plans and arrangements which are generally effective January 1, 2009. As part of these regulations, employers need to meet certain requirements in order for their employees' Annuity contracts that fund these programs to retain a tax deferred status under Section 403(b). Prior to the new rules, transfers of one Annuity contract to another would not result in a loss of tax deferred status under Section 403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed after September 24, 2007, is subject to the employer requirements referred to above; (2) additional Purchase Payments made after September 24, 2007, to a contract that was funded by a 90-24 transfer on or before September 24, 2007, may subject the contract to this employer requirement.

In consideration of these regulations, We have determined to only make available the Contract/Certificate for purchase (including transfers) where Your employer currently permits salary reduction contributions to be made to the Contract/Certificate.

If Your Contract/Certificate was issued previously as a result of a 90-24 transfer completed on or before September 24, 2007, and You have never made salary reduction contributions into Your Contract/Certificate, We urge You to consult with Your tax advisor prior to making additional Purchase Payments.



                 THE ANNUITY CONTRACT AND YOUR RETIREMENT PLAN
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If You participate through a retirement Plan or other group arrangement, the Contract may provide that all or some of Your rights or choices as described in this prospectus are subject to the Plan's terms. For example, limitations on Your rights may apply to Purchase Payments, withdrawals, transfers, loans, the death benefit and pay-out options.

The Contract may provide that a Plan administrative fee will be paid by making a withdrawal from the Contract/Certificate Cash Value. Also, the Contract may require that You or Your Beneficiary obtain a signed authorization from Your employer or Plan Administrator to exercise certain rights. We may rely on Your employer's or Plan Administrator's statements to Us as to the terms of the Plan or Your entitlement to any amounts. We are not a party to Your employer's retirement Plan. We will not be responsible for determining what Your Plan says. You should consult the Contract and Plan document to see how You may be affected. If You are a Texas Optional Retirement Program Participant, please see Appendix B for specific information which applies to You.


SECTION 403(B) PLAN TERMINATIONS

Upon a Section 403(b) plan termination, Your employer is required to distribute Your Plan benefits under the Contract to You. Your employer may permit You to receive Your distribution of Your 403(b) plan benefit in cash or in the form of the Contract.


If You elect to receive Your full distribution in cash, the distribution is a withdrawal under the Contract and any amounts withdrawn are subject to a Market Adjusted Value calculation and applicable Surrender charges. Outstanding loans, if available, will be satisfied (paid) from Your cash benefit prior to its distribution to You. In addition, Your cash distributions are subject to withholding, ordinary income tax and applicable Federal income tax penalties. (See "Federal Tax Considerations.") If Your employer chooses to distribute cash as the default option, Your employer may not give You the opportunity to instruct the Company to make, at a minimum, a direct transfer to another funding option or annuity contract issued by Us or one of Our affiliates which may avoid a Surrender charge. In that case, You will receive the net cash distribution, less any applicable Market Adjusted Value calculation, Surrender charge and withholding.


If You receive the distribution in the form of the Contract. We will continue to administer the Contract according to its terms. However in that case, You may not make any additional Purchase Payments or take any loans. In addition the Company will rely on You to provide certain information that would otherwise be provided to the Company by the employer or Plan Administrator. The employer may choose distribution of the Contract as the default option. The employer may not choose distribution of a Contract as a default option when that Contract is an investment vehicle for a Section 403(b) ERISA plan.


OTHER PLAN TERMINATIONS


Upon termination of a retirement plan that is not a Section 403(b) plan, Your employer is generally required to distribute Your Plan benefits under the Contract to You.

This distribution is in cash. The distribution is a withdrawal under the Contract and any amounts withdrawn are subject to a Market Adjusted Value Calculation and any applicable Surrender charges. Outstanding loans, if available, will be satisfied (paid) from Your cash benefit prior to its distribution to You. In addition, Your cash distributions are subject to withholding, ordinary income tax and applicable federal income tax penalties. (See "Federal Tax Considerations.") Surrender charges will be waived if the net distribution is made under the exceptions listed in the "Surrenders" section of the prospectus. However, Your employer may not give You the opportunity to instruct the Company to make, at a minimum, a direct transfer to another funding option or annuity contract issued by Us or one of Our affiliates which may avoid a surrender charge. In that case, You will receive the net cash distribution, less any applicable Market Adjusted Value Calculation , Surrender charge and withholding.



                                INTEREST PERIODS
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We deposit each net Purchase Payment (i.e., a Purchase Payment less any applicable Premium Tax charge) in Our General Account where We credit the payment with interest daily at an effective annual interest rate between 1.0% and 3.0% for both allocated Contracts and unallocated Contracts, depending on applicable states' statutory minimum requirements. We may, however, in Our sole discretion, credit interest above the statutory minimum requirements. The actual minimum interest rate for Your Contract will be on the Contract specifications page. This rate will not change for the life of the Contract and will apply to any Certificates issues under the Contract.

The amount of interest We credit to a particular net Purchase Payment varies with that Purchase Payment's interest rate "period". We establish an interest rate "period" for each net Purchase Payment, and guarantee that rate for twelve months. At the end of that twelve-month Guarantee Period, We will determine and credit a renewal interest rate. We guarantee that renewal rate until the end of the current calendar year. After that, We will declare the second and all future renewal rates each subsequent January 1 and guarantee such rates through December 31 of each year.


ESTABLISHMENT OF INTEREST RATES


When You purchase Your Contract, You will know the initial interest rate for Your Purchase Payment. The Company has no specific formula for determining interest rates in the future. The interest rates will be declared from time to time as market conditions dictate. (See "Investments by the Company"). The Company may consider various factors in determining interest rates for a given period, including regulatory and tax requirements, sales commissions, administrative expenses, general economic trends, and competitive factors. THE COMPANY'S MANAGEMENT WILL MAKE THE FINAL DETERMINATION AS TO ANY DECLARED INTEREST RATES AND ANY INTEREST IN EXCESS OF THE MINIMUM INTEREST RATE ALLOWED UNDER STATE LAW. THE COMPANY CANNOT PREDICT NOR GUARANTEE THE RATES OF ANY FUTURE DECLARED INTEREST IN EXCESS OF THE MINIMUM RATE.

RESTRICTIONS ON FINANCIAL TRANSACTIONS


Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require Us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, Surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about You and Your Contract to government regulators.



                                     LOANS
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ACCOUNT REDUCTION LOANS


We administer loan programs made available through Plans or group arrangements on an account reduction basis if permitted by Your Plan. If the loan is in default and has been reported to the IRS as income but not yet offset, loan repayments will be posted as after-tax contributions. Loan amounts will be taken from amounts that are vested according to Your Plan or group arrangement on a pro-rata basis from the source(s) of money the Plan or group arrangement permits to be borrowed (e.g., money contributed to the Plan or group arrangement through salary reduction, elective deferrals, direct transfers, direct rollovers and employer contributions), then, unless We are directed otherwise, on a pro-rata basis from Your Contract's Cash Value and any other Plan funding vehicles (that We have approved) in which You then have a balance consisting of these sources of money. Loan repayment amounts will be posted back to the original money sources used to make the loan, if the loan is in good standing at the time of repayment. Loan repayments will be allocated on a pro-rata basis into the Contract and other Plan funding vehicles according to Your allocation schedule for future contributions. Loan repayment periods, repayment methods, interest rate, default procedures, tax reporting and permitted minimum and maximum loan amounts will be disclosed in the loan agreement documents. There may be initiation and maintenance fees associated with these loans.


SECTION 403(B) COLLATERIZED LOANS


If Your employer's Plan and Section 403(b) Contract permits loan, such loans will be made only from any Cash Value and only up to the IRS Code limit (currently $50,000). In that case, We credit Your Cash Value up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate We charge for the loan. To find out our current rate of interest, call us at 1-800-842-9406.


The Code and applicable income tax regulations limit the amount that may be borrowed from Your Contract and all of Your employer Plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your employer's Plan and Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of Your loan agreement and federal tax law could have adverse tax consequences. Consult Your tax advisor and read Your loan agreement and Contract prior to taking any loan.



                             CHARGES AND DEDUCTIONS
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We will deduct the charges described below to cover Our costs and expenses, the services provided, and Our risks assumed under the Contracts. We incur certain costs and expenses for the distribution and administration of the Contract and for providing the benefits payable thereunder. Our administrative services and risks may include:

   o processing applications for and issuing the Contracts and Certificates thereunder;

   o   maintaining Contract Owner and Participant records;

   o   administering Annuity Payments;

   o   furnishing accounting services;

   o   reconciling and depositing cash receipts;

   o   providing Contract confirmations and periodic statements;

   o   providing toll-free inquiry services; and

You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the Contracts. For more information about any such additional compensation arrangements, ask your registered representative. (Visit our website at www.metlife.com/shield for a list of selling firms that received compensation during the last calendar year, as well as the range of additional compensation paid.)



                           FEDERAL TAX CONSIDERATIONS
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The following information on taxes is a general discussion of the subject. It is not intended as tax advice. The Internal Revenue Code ("Code") and the provisions of the Code that govern the Contract are complex and subject to change regularly. The applicability of federal income tax rules may vary with you particular circumstances. This discussion does not include all the federal income tax rules that may affect You and your Contract. Nor does this discussion address other federal tax consequences (such as estate and gift taxes, sales to foreign individuals or entities), or state or local tax consequences, which may affect your investment in the Contract. As a result, You should always consult a tax adviser for complete information and advice applicable to your individual situation.

You are responsible for determining whether Your purchase of a Contract, withdrawals, income payments and any other transactions under your Contract satisfy applicable tax law. We are not responsible for determining if Your employer's Plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 ("ERISA").

Any Code reference to "spouse" includes those persons who are married spouses under state law, regardless of sex.


QUALIFIED ANNUITY CONTRACTS


INTRODUCTION


The Contract may be purchased through certain types of retirement Plans that receive favorable treatment under the Code ("tax qualified Plans"). In general, tax-qualified Plans include arrangements described in Code Sections 401(a), 401(k), 403(a), 403(b) or tax sheltered annuities ("TSA"), 408 or "IRAs" (including SEP and SIMPLE IRAs), 408A or "Roth IRAs" or 457 (b) or 457(b) governmental Plans. Extensive special tax rules apply to qualified Plans and to the annuity Contracts used in connection with these Plans. Therefore, the following discussion provides only general information about the use of the Contract with the various types of qualified Plans. Adverse tax consequences may result if You do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.


The rights to any benefit under the Plan will be subject to the terms and conditions of the Plan itself as well as the terms and conditions of the Contract.

We exercise no control over whether a particular retirement Plan or a particular contribution to the Plan satisfies the applicable requirements of the Code, or whether a particular individual is entitle to participate or benefit under a Plan.

All qualified Plans and arrangements receive tax deferral under the Code. Since there are no additional tax benefits in funding such retirement arrangements with an annuity, there should be reasons other than tax deferral for acquiring within the Plan. Such non-tax benefits may include additional insurance benefits, such as availability of a guaranteed income for life.

A Contract may also be available in connection with an employer's non-qualified deferred compensation Plan and qualified governmental excess benefit arrangement to provide benefits to certain employees in the Plan. The tax rules regarding these Plans are complex. We do not provide tax advice. Please consult your tax adviser about your particular situation.

ACCUMULATION

The tax rules applicable to qualified Plans vary according to the type of Plan and the terms and conditions of the Plan itself. Both the amount of the contribution that may be made and the tax deduction or exclusion that You may claim for that contribution are limited under qualified Plans.

GENERATION-SKIPPING TRANSFER TAX

Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.


ANNUITY PURCHASE PAYMENTS BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

The discussion above provides information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state and foreign taxation with respect to an annuity contract purchase.



                        ABANDONED PROPERTY REQUIREMENTS
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Every state has unclaimed property laws which generally declare non-ERISA annuity contracts to be abandoned (1) after a period of inactivity of three to five years from the contract's Maturity Date or the date the death benefit is due and payable if annuity payments have not commenced or (2) after a period of two or three years from the date the payment is due and payable, or if death benefits are unclaimed after a period of inactivity of three to five years from the date the death benefit is due and payable, if annuity payments have commenced. For example, if the payment of a death benefit has been triggered, but, if after a thorough search, We are still unable to locate the Beneficiary of the death benefit, or the Beneficiary does not come forward to claim the death benefit in a timely manner, the death benefit will be paid to the abandoned property division or unclaimed property office of the state in which the Beneficiary or You last resided, as shown on Our books and records, or to Our state of domicile. (Escheatment is the formal legal name of this process.) However, the state is obligated to pay the death benefit (without interest) if Your Beneficiary steps forward to claim it with the proper documentation. To prevent Your Contract's proceeds from being paid to the state abandoned or unclaimed property office, it is important that You update Your Beneficiary designations, including addresses, if and as they change. To make changes, please call 1-800-842-9406.



                     INFORMATION INCORPORATED BY REFERENCE
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Under the Securities Act of 1933, the Company has filed with the Securities and Exchange Commission ("SEC") a registration statement (the "Registration Statement") relating to the Contracts offered by this prospectus. This prospectus has been filed as a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and the exhibits and reference is hereby made to such Registration Statement and exhibits for further information relating to the Company and the Contracts. The Company's annual report on Form 10-K was filed with the SEC on March 30, 2015 via EDGAR File No. 033-03094. The Form 10-K contains information for the period ended December 31, 2014, about the Company, including consolidated audited financial statements for the Company's latest fiscal year. The Form 10-K is incorporated by reference into this prospectus.In addition, all documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act") prior to the termination of the offering, are also incorporated by reference into this prospectus. We are not incorporating by reference, in any case, any documents or information deemed to have been furnished and not filed in accordance with SEC rules.


There have been no material changes in the Company's affairs which have occurred since the end of the latest fiscal year for which audited consolidated financial statements were included in the latest Form 10-K or which have not been described in a Form 10-Q or Form 8-K filed by the Company under the Exchange Act.

If requested, the Company will furnish, without charge, a copy of any and all of the reports or documents that have been incorporated by reference into this prospectus. You may direct Your requests to the Company at, 11225 North Community House Road, Charlotte, NC, 28277. The telephone number
1-800-842-9406. You may also access the incorporated reports and other documents at www.metlife.com.

The Company files periodic reports as required under the Exchange Act (including Form 10-K, 10-Q and 8-K). You may also read and copy any materials that the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.




                                    EXPERTS

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Legal matters in connection with federal laws and regulations affecting the issue and sale of the Contracts described in this prospectus and the organization of the Company, its authority to issue such Contracts under Delaware law and the validity of the forms of the Contracts under Delaware law have been passed on by legal counsel for the Company.


INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The consolidated financial statements, and the related financial statement schedules, incorporated by reference in this Registration Statement from the MetLife Insurance Company USA and subsidiaries' (the "Company") Annual Report on Form 10-K for the year ended December 31, 2014, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which expresses an unqualified opinion and includes an explanatory paragraph regarding the renaming of the Company, its mergers with entities under common control, and the retrospective adjustment of the consolidated financial statements for all periods presented to reflect the mergers in a manner similar to a pooling-of-interests). Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The principal business address of Deloitte & Touche LLP is 30 Rockefeller Plaza, New York, New York 10112-0015.


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